CONSUMER COOPERATIVE GROUP, INC

INTELLECTUAL PROPERTY CONTRIBUTION AND ASSIGNMENT AGREEMENT

This Intellectual Property Contribution and Assignment Agreement (the “Agreement”) is made as of January 27, 2017 by and between CONSUMER COOPERATIVE GROUP, INC (the “Company”), and Tanenankhaha Andrews (the “Assignor”).

1.Intellectual Property Assignment. The Assignor hereby assigns to the Company, its successors and assigns, for good and sufficient consideration in connection with execution of the Founder Stock Purchase Agreement dated January 27, 2017, the entire right, title and interest in and to any and all of the following that exist as of the date hereof: (a) Intellectual Property (as defined below) relating to the Company (b) any and all Intellectual Property Rights claiming or covering such Intellectual Property and (c) any and all causes of action that may have accrued to the undersigned in connection with such Intellectual Property and/or Intellectual Property Rights. Assignor further agrees to execute and deliver the Technology Assignment Agreement as attached hereto as Exhibit A.

2.Intellectual Property Definition. “Intellectual Property” means any and all intellectual property and tangible embodiments thereof, including without limitation inventions, discoveries, designs, specifications, developments, methods, modifications, improvements, processes, know- how, show-how, techniques, algorithms, databases, computer software and code (including software and firmware listings, assemblers, applets, compilers, source code, object code, net lists, design tools, user interfaces, application programming interfaces, protocols, formats, documentation, annotations, comments, data, data structures, databases, data collections, system build software and instructions), mask works, formulae, techniques, supplier and customer lists, trade secrets, graphics or images, text, audio or visual works, materials that document design or design processes, or that document research or testing, schematics, diagrams, product

3.

specifications and other works of authorship.

4.Intellectual Property Rights Definition. “Intellectual Property Rights” means, collectively, all rights in, to and under patents, trade secret rights, copyrights, trademarks, service marks, trade dress and similar rights of any type under the laws of any governmental authority, including without limitation, all applications and registrations relating to the foregoing.

5.Prior Inventions. The Assignor has listed in Exhibit B. all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the Assignor prior to the date hereof, (collectively, the “Prior Inventions”), which belong to the Assignor, which relate to the Company’s proposed or current business, products or research and development, and which are not being assigned to the Company; or, if no such list is attached, the Assignor represents that there are no such inventions. In the event that any Prior Inventions are listed on Exhibit B, the Assignor hereby grants to Company a present, non-exclusive, royalty free, irrevocable, perpetual, world-wide license to make, have made, sublicense, modify, use and sell such Prior Invention as part of or in connection with the Company’s products and technology currently under development or in production.

6.Further Assurances. The Purchaser agrees to execute any and all papers and documents, and take such other actions as are reasonably requested by the Company, to evidence, perfect, defend the foregoing assignment and fully implement the Company’s proprietary rights in the subject matter assigned hereunder, such as obtaining and enforcing copyrights, patents or trademarks and to fully cooperate in the prosecution, enforcement and defense of such proprietary rights. The Purchaser further agrees that if the Company is unable, for any reason, to secure signatures to apply for or to pursue any application for any patent, copyright, trademark or other proprietary right covering any Intellectual Property assigned to the Company above, then the Purchaser hereby irrevocably designates and appoints the Company its duly authorized officers and agents as the Purchaser’s agent and attorney-in-fact, to act for and in the Purchaser’s behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks and other registrations thereon with the same legal force and effect as if executed by the Purchaser.

7.Representations and Covenants. The Assignor represents and warrants that (i) the Assignor is the owner of the entire right, title and interest in and to the Intellectual Property, (ii)

8.

the Assignor has the sole right and authority to enter into this Agreement and grant the rights hereunder, (iii) the Purchaser has not previously granted any rights or licenses in the Intellectual Property, (iv) the Purchaser does not own or have the right to license any other Intellectual Property that is related to the conduct of the Company’s business, (v) the Assignor is not obligated under any consulting agreement, employment agreement, or other agreement or obligation that conflicts with, or would prevent the Assignor from fully performing the Assignor’s obligations under, this Agreement and the Assignor shall not enter into any such agreement or obligation during the period of the Assignor’s employment by the Company; (vi) there is no action, investigation, or proceeding pending or threatened, or any basis for any of the foregoing known to the Assignor, involving the Assignor’s prior employment, the Assignor’s prior work for third parties as an independent contractor, or the Assignor’s use of any information or Inventions of any former employer or third party; and (c) the performance of the Assignor’s duties under this Agreement and the Assignor’s duties with the Company will not breach, or constitute a default under, any agreement to which the Assignor bound, including any agreement limiting the use or disclosure of proprietary information acquired prior to the Assignor’s employment with the Company.

9.Governing Law. This Agreement and actions taken hereunder shall be governed by, and construed in accordance with the laws of the State of Oregon applied without regard to conflict of law principles.

10.Miscellaneous. This Agreement, including the exhibits, schedules, and other documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. If any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

IN WITNESS WHEREOF, the undersigned has caused this Intellectual Property Contribution and Assignment Agreement to be executed.

CONSUMER COOPERATIVE GROUP, INC

By: /s/ Tanenankhaha Andrews Name:

Tanenankhaha Andrews Title:President/CEO

Accepted and Agreed:

ASSIGNOR

By: /s/ Tanenankhaha Andrews

Tanenankhaha Andrews

Exhibit A: Technology Assignment Agreement